                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.  20549

                                     Schedule 13G/A
                                     (Rule 13d-102)

                     INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                         PURSUANT TO RULES 13d-1(b) AND (c) AND
                      AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                                   (Amendment No. 6)*


                                 DeVlieg-Bullard, Inc.
                 -----------------------------------------------------
                                    (Name of Issuer)


                                      Common Stock
                 -----------------------------------------------------
                             (Title of Class of Securities)


                                       251782 10 8
                 -----------------------------------------------------
                                     (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           (Continued on following(s))

                                Page 1 of 5 Pages

CUSIP NO.    251782 10 8                13G/A          PAGE   2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Stanwich Oil & Gas, Inc.
          F.E.I. No. 74-1946543
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    1,754,887
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     N/A
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,754,887
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               N/A
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,754,887
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*

              N/A
          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              14.3%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

                       CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages


                                 SCHEDULE 13G/A


                                                      Description
Item 1(a).        Name of Issuer:            DeVlieg-Bullard, Inc.

Item 1(b).        Address of Issuer's        One Gorham Island
                  Principal Executive        Westport, Connecticut 06880
                  Offices:


Item 2(a).        Name of Person Filing:     Stanwich Oil & Gas, Inc.
                                             ("Stanwich")

Item 2(b).        Address of Principal       c/o Stanwich Partners, Inc.
                  Business Office:           One Stamford Landing
                                             62 Southfield Avenue
                                             Stamford, Connecticut  06902

Item 2(c).        Citizenship:               Delaware, United States

Item 2(d).        Title of Class             Common stock ("Common Stock")
                  of Securities:

Item 2(e).        CUSIP Number:              251782 10 8



Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or Rule 13d-2(b). Stanwich is filing on this form because it was the owner of all the shares reported herein prior to and at the time of the issuer's initial public offering of its common stock in March 1990, at which time the issuer first became subject to the filing requirements under the Act.

Item 4.        Ownership:

                      This Schedule 13G/A is filed to reflect ownership as a
               percentage of total number of outstanding shares as of December 31, 1997.


    Total Shares
  of Common Stock              Percent               Sole                   Shared                Sole                 Shared
    Beneficially                 of                 Voting                  Voting              Power to              Power to
      Owned(1)                Class(2)               Power                  Power                Dispose               Dispose
--------------------         -----------        ---------------         --------------        -------------         -------------
    1,754,887(3)                14.3%              1,754,887                  N/A               1,754,887                N/A

-------------------

     (1) Within the meaning of Rule 13d-3, as amended.

     (2) As computed pursuant to Rule 13d-3(d)(1)(i).

     (3) All of these shares are owned by Stanwich and none of which is there a right to acquire.

                                                               Page 4 of 5 Pages


         The events giving rise to the requirement to file this Amendment No. 6 were the following:

                  (a) On May 27, 1997 Stanwich transferred 109,819 shares of the issuer's Common Stock to a former affiliate of Stanwich. In exchange for such shares, such former affiliate transferred to Stanwich certain securities of, and claims against, certain privately held corporations, which securities and claims are believed to have had, on the date of transfer, a fair value approximately equal to the fair value of the transferred shares. The closing price per share of the issuer's Common Stock on the date of transfer was $2.9375.

                  (b) On October 29, 1997 Stanwich sold an aggregate of 2,576,294 shares of the issuer's Common Stock at a price of $5.00 per share to the following transferees:

                  Name of Transferee                          No. of Shares
                  ------------------                          -------------
                  Charles E. Bradley                           1,646,100
                  John G. Poole                                  473,069
                  Stanwich Financial Services Corp.              150,000
                  Stanwich Investment Company                    307,125
                                                              ----------

                  Total                                        2,576,294

                  Mr. Bradley is the Chairman of the issuer's Board of Directors, and he is an officer, director and stockholder of Stanwich Financial Services Corp. and Stanwich Investment Company. Mr. Poole is a director of the issuer and a stockholder of Stanwich Financial Services Corp.

Item 5.         Ownership of Five Percent or Less of a Class:

                    Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                Company:

                    Not applicable.

Item 8.         Identification and Classification of Members of the Group:

                    Not applicable. Stanwich points out, however, that Charles
                E. Bradley and John G. Poole, who are directors of the issuer, are also stockholders and officers of Stanwich. Mr. Bradley is also a director of Stanwich. Messrs. Bradley and Poole beneficially own certain shares of the issuer's Common Stock, as set forth in Form 4s and Schedule 13Ds filed by them with the Securities and Exchange Commission.

Item 9.         Notice of Dissolution of Group:

                    Not applicable.

                                                               Page 5 of 5 Pages

Item 10. Certification:

                  Not applicable.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 9th day of February, 1998.


                                    STANWICH OIL & GAS, INC.


                                    By: /s/ John G. Poole
                                       ---------------------------
                                       John G. Poole
                                       Vice President